VINCI

06015259

Rueil July 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Press release 12 june,
- Press release from the board of directors of VINCI,
- Press release 19 june,
- VINCI wins $115 million contract to build Wadi Dayqah in Oman,
- VINCI wins first Public-Private Partnership (PPP) in France for the construction of a secondary school,
- Hall of Mirrors at the Château de Versailles,
- VINCI Energies continues expansion in Europe.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

dlw 7/19

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 983 181 370 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

RECEIVED
2006 JUL 18 P 2: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rueil Malmaison, 12 June 2006

Press release

VINCI's Board of Directors, chaired by Yves-Thibault de Silguy, met on 12 June at corporate headquarters in Rueil Malmaison.

The Board defined the roles of Chairman (Yves-Thibault de Silguy) and Chief Executive Officer (Xavier Huillard) following the decision of 9 January 2006 to separate the two functions.

Following the appointment of Yves-Thibault de Silguy as Chairman of VINCI on 1 June, the Board voted unanimously to change the composition of its committees as follows:

Appointments Committee: Yves-Thibault de Silguy (Chairman), Bernard Huvelin, Henri Saint Olive

Remuneration Committee: Quentin Davies (Chairman), Dominique Bazy, Alain Dinin, Dominique Ferrero

Strategy and Investments Committee: Yves-Thibault de Silguy (Chairman), François David, Patrick Faure, Bernard Val, Denis Vernoux

Audit Committee: Dominique Bazy (Chairman), Quentin Davies, Alain Minc, Henri Saint Olive.

The Board also noted the termination of agreements signed with some of the Directors. This move, decided jointly with the Directors concerned, covered agreements that were established in full compliance with provisions in effect at the time.

Lastly, CEO Xavier Huillard confirmed that VINCI's mid-year performance was following an excellent trend, as witnessed by.

- the order book for construction, roads and energy at the end of April amounted to €17.4 billion, up almost 17% year on year and 10% since 31 December 2005;
- higher than expected revenue growth in the concessions businesses – ASF, Cofiroute and VINCI Park – boosted by sustained traffic levels.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com

Investor relations contact: Véronique Gilliéron
Tel: +33 1 47 16 45 39
E-mail: vgillieron@vinci.com

VINCI

Rueil Malmaison, 14 June 2006

PRESS RELEASE FROM THE BOARD OF DIRECTORS OF VINCI

At its meeting on 1 June, VINCI's Board of Directors noted Antoine Zacharias's resignation from his functions as chairman and director of VINCI, and appointed Yves-Thibault de Silguy as his successor.

At its meeting on 12 June, the Board unanimously approved the minutes of the meeting on 1 June formally recognising the resignation of Antoine Zacharias and the appointment of Yves-Thibault de Silguy.

There can therefore be no doubt regarding the reality of Antoine Zacharias's resignation and any other interpretation is pure fantasy.

The Board of Directors reiterated its full and unanimous support for its new chairman, chief executive officer and the VINCI management team.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com

This press release is available in French and English
on VINCI's website: www.vinci.com

VINCI

Rueil-Malmaison, 19 June 2006

Press release

VINCI's Board of Directors met on 19 June, 2006 under the chairmanship of Yves-Thibault de Silguy.

The Board took official note of VEOLIA's decision to abandon its idea of an alliance with VINCI, observing that such an alliance had no strategic interest and hence would not create value for shareholders.

The Board of Directors unanimously confirmed its confidence in the Chairman and General Management, in particular for the way in which they have dealt with recent events in the interests of VINCI, its employees and its shareholders.

Furthermore, the Board asked General Management to continue to reflect on ways of ensuring greater appreciation by the financial markets of VINCI's value in view of its new profile resulting from the integration of ASF.

It reaffirmed its attachment to continued pursuit of a development strategy based on an integrated concession-operator/construction model in an infrastructure market with high growth potential, notably in Europe in the framework of public-private partnerships (PPP).

Press contact: Virginie Christnacht
Tel. : 01 47 16 39 56
E-mail: vchristnacht@vinci.com

Investor relations: Véronique Gilliéron
Tel. : 01 47 16 45 39
E-mail: vgillieron@vinci.com

VINCI

Rueil Malmaison, 28 June 2006

Press release

VINCI wins $115 million contract to build Wadi Dayqah dams in Oman

VINCI Construction Grands Projets has signed a contract with the Sultanate of Oman government for the construction of two dams on the Wadi Dayqah, 80 km from Muscat, the country's capital.

The contract, worth $115 million (about €90 million), covers the construction of a main dam made of 600,000 cubic metres of roller-compacted concrete and a secondary dam made of 800,000 cubic metres of backfill. The Wadi Dayqah dams are part of the water supply scheme for the cities of Muscat and Quriyat.

VINCI Construction Grands Projets (leader) will execute the contract in a 50/50 consortium with Consolidated Contractors Company (CCC Oman).

Work will start on 1 August 2006 and is scheduled to take 36 months.

This success is attributable to the experience of CCC Oman and VINCI Construction Grands Projets: CCC Oman recently built four dams in Oman for the government, and VINCI Construction Grands Projets has prestigious contracts such as the Naga Hammadi dam, currently under construction on the Nile, the Yacyreta dams between Argentina and Paraguay, the Xiaolangdi and Ertan dams in China, Pangue dam in Chile, Zirnapan dam in Mexico and the Petit Saut dam in French Guiana.

Press contact: Virginie Christnacht
tel: +33 1 47 16 39 56
fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

VINCI

Rueil Malmaison, 29 June 2006

PRESS RELEASE

VINCI wins first Public-Private Partnership (PPP) in France for the construction of a secondary school

The Loiret council (Conseil général du Loiret) has awarded the financing, construction and maintenance of a new secondary school in Villemandeur to Sogea Nord-Ouest, a VINCI Construction subsidiary, in conjunction with Auxifip of the Crédit Agricole group. The school will have 550 students, including 40 boarders.

Sogea Nord-Ouest will be in charge of building operation and maintenance, as well as services such as security, cleaning, waste management, the upkeep of gardens and management of fluids, for a period of 10 years.

Under the terms of the public-private partnership contract, worth €13 million, the new school will be delivered for the start of the 2007-2008 academic year and made available to the council for the period of the contract, after which ownership will be transferred to the council.

This is the first time in France that a local public school will be financed, built and operated within the framework of the 17 June 2004 government edict on public-private partnerships.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
e-mail: kouadia@ vinci.com

CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION

Major Partner of the French Ministry of Culture

Versailles, 29 June 2006

Hall of Mirrors at the Château de Versailles: International Scientific Council happy with advancing restoration works in south half of Hall

On 26 June 2006, for the second time this year, the Scientific Council reviewed the operations under way to restore the painted and sculpted décor of the Hall of Mirrors, this time within the framework of the second phase of the restoration project.

Council members unanimously approved:

- the way the restorers had made good various worn areas and gaps in the Hall's painted décor, some of it executed on canvas and the rest applied directly to the plaster of the ceiling;

- the work undertaken to consolidate and where necessary reconstitute the decorative stuccowork running round the base of the vaulted ceiling.

The Council warmly encouraged the team of restorers led by Cinzia Pasquali to continue their work on the pictorial reintegration of the ceiling paintings. Meanwhile, another team of restorers, working in parallel, will be tackling the task of regilding all the reconstituted sections of the stuccowork. This delicate operation will be undertaken using the techniques used in the 17th century, involving the application of gold leaf which will then be patinated to ensure it blends in with the surviving original gilding.

Work started on this first ever comprehensive restoration of the Hall of Mirrors in July 2004. It is being undertaken within the innovative framework of a skills-based sponsorship arrangement. VINCI is funding the works – 12 million euros – and making available to the project the expertise of Group firms specialising in the restoration of historic buildings.





Press contact:
VINCI – Olga Giacomoni (ogiacomoni@vinci.com, tel.: 01 47 16 39 78).

VINCI

Rueil Malmaison, 3 July 2006

Press release

VINCI Energies continues expansion in Europe

VINCI Energies, the VINCI subsidiary specialising in the design, installation and maintenance of electrical, thermal and communications systems, has completed 12 external growth operations since the beginning of 2006. Together, they total full-year revenue of €80 million, of which 60% generated outside France.

The operations were carried out in:

- France, where VINCI Energies acquired COTEB, MPE, EEP-SEDD, MCTI and Vaudey in the electricity segment for industry and the service sector, Héralys in the telephony segment and CN Assistance in solutions for industry;
- Germany, with the acquisition of Nohl Brandschutz, which operates in fire protection;
- Belgium, with Dynamic Equipment in telecommunications infrastructure and Promatic in industrial automation;
- Sweden, with RBS, a company with recognised expertise in the deployment of UMTS networks;
- the Netherlands, with Methec in industrial automation.

These acquisitions have further increased VINCI Energies' footprint in Europe in all its activity sectors: infrastructure (power and transport), industry, the service sector and telecommunications.

They are part of the division's growth strategy, which combines organic growth driven by improvements in the energy and telecommunications markets in Europe, with targeted external growth to flesh out its areas of expertise and enhance its local presence.

VINCI Energies generated revenue of €3.5 billion in 2005, including almost 30% outside France. The division has operations in 18 European countries through a network of 700 business units with over 27,000 employees.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com